FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Brilinta granted US FDA Priority Review for stroke

9 July 2020 07:00 BST

Brilinta granted FDA Priority Review for the reduction of subsequent stroke in patients who had an acute ischemic stroke or transient ischemic attack

Brilinta in combination with aspirin could be the first FDA-approved dual antiplatelet therapy to reduce the rate of stroke in these high-risk patients

AstraZeneca today announced the US Food and Drug Administration (FDA) has accepted a supplemental New Drug Application (sNDA) and granted Priority Review for Brilinta (ticagrelor) for the reduction of subsequent stroke in patients who experienced an acute ischemic stroke or transient ischemic attack (TIA).

The Prescription Drug User Fee Act date, the FDA action date for this supplemental application, is scheduled for the fourth quarter of 2020.

The sNDA was based on results from the Phase III THALES trial, which showed aspirin plus Brilinta 90mg used twice daily for 30 days resulted in a statistically significant and clinically meaningful reduction in the risk of the primary composite endpoint of stroke and death, compared to aspirin alone.1  The results were in line with the known safety profile of Brilinta.1

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Patients who have had an acute ischaemic stroke or transient ischemic attack are at high risk of experiencing a subsequent stroke, which may be disabling or fatal. Today's Priority Review reflects Brilinta's potential as a much-needed treatment option to reduce the rate of subsequent stroke for these patients and we look forward to working with the FDA to make Brilinta available as soon as possible."

The data from the THALES trial will be published in a peer reviewed journal and presented at an forthcoming medical congress.

Brilinta is approved in more than 110 countries for the prevention of atherothrombotic events in adult patients with acute coronary syndrome (ACS) and in more than 70 countries for the secondary prevention of cardiovascular events among high-risk patients who have experienced a heart attack. In May 2020, the FDA approved a label update for Brilinta in the US to include the reduction of the risk of a first heart attack or stroke in high-risk patients with coronary artery disease.

Stroke
Stroke is the second leading cause of death worldwide, with 6.2 million stroke-related deaths in 2017, of which 2.7 million were due to ischaemic stroke.2 Patients who experience an acute ischaemic stroke or TIA are at high risk of developing subsequent ischaemic events, with particularly high risk within 30 days after the initial event and the highest risk period being the first 24 hours after the initial event.3

THALES
THALES is an AstraZeneca sponsored, randomised, placebo-controlled, double-blinded, international, multicentre, event-driven trial involving more than 11,000 patients from 28 countries. It tested the hypothesis whether aspirin plus Brilinta is superior to aspirin alone in preventing the composite of stroke and death in patients with non-cardioembolic acute ischaemic stroke or high-risk TIA. Patients were randomised within 24 hours of onset of acute ischaemic stroke or high-risk TIA symptoms and followed-up for 30 days of treatment. Trial treatments were Brilinta 180mg loading dose on day 1 as soon as possible after randomisation, followed by 90mg twice daily on days 2-30, or matching placebo. All patients received open-label aspirin 300-325mg on day 1, followed by 75-100mg once daily on days 2-30. The primary efficacy outcome was the time to the composite endpoint of stroke and death at 30 days. The primary safety outcome is time to first severe bleeding event according to the Global Utilization of Streptokinase and Tissue Plasminogen Activator for Occluded Coronary Arteries (GUSTO) definition, which includes fatal bleedings, intracranial haemorrhage; and bleeding causing hemodynamic compromise requiring intervention. Patients were followed for an additional 30 days on standard of care.

Brilinta
Brilinta (ticagrelor) is an oral, reversible, direct-acting P2Y12 receptor antagonist that works by inhibiting platelet activation. Brilinta, together with aspirin, has been shown to significantly reduce the risk of major adverse cardiovascular events (myocardial infarction, stroke or cardiovascular death), in patients with ACS or a history of myocardial infarction (MI, heart attack).

Brilinta, co-administered with aspirin, is indicated for the prevention of atherothrombotic events in adult patients with ACS, or for patients with a history of MI and a high risk of developing an atherothrombotic event.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. AstraZeneca: https://otp.tools.investis.com/clients/uk/astrazeneca/rns/regulatory-story.aspx?cid=1343&newsid=1361096].
2. Roth GA et al. Global, regional, and national age-sex-specific mortality for 282 causes of death in 195 countries and territories, 1980-2017: A systematic analysis for the Global Burden of Disease Study 2017. The Lancet 2018; 392(10159):1736-88.
3. Khanevski AN, et al. Thirty-day recurrence after ischemic stroke or TIA. Brain Behav 2018; 8(10):e01108.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 July 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary